EXHIBIT 1

                               Contact: Kim Mortyn
                                 (415) 375-1522


                       EMCON ANNOUNCES PENDING ACQUISITION

         SAN MATEO, California, January 31, 1996 -- EMCON (NASDAQ:MCON) today announced it has reached an agreement to acquire Organic Waste Technologies, Inc. (OWT), a privately held landfill gas technology and services company dedicated to designing, manufacturing, installing, operating and maintaining a complete range of environmental control systems for its landfill clients.

         For the past decade, OWT has specialized in providing state of the art services related to the operation, maintenance, monitoring and control of landfill gas and leachate control systems. The services provided are a natural adjunct to capabilities already offered by EMCON, a 25 year veteran and nationally recognized expert in landfill consulting services throughout the United States.

         The acquisition is non-dilutive to existing shareholders and will be accounted for as a purchase. Under the agreement, recognized to be of strategic value to both companies on account of the complementary services each firm offers, EMCON will acquire all of the capital stock of OWT in exchange for $14 million in cash. Subject to the satisfaction of various closing conditions, the proposed transaction is scheduled to close in early March, 1996.

         Enthusiasm for the transaction is shared equally by EMCON President, Eugene M. Herson, and OWT President, Mark H. Shipps. Commented Herson, "EMCON has always been on the cutting edge of the landfill services industry. Our merger with OWT takes advantage of the synergies between our two firms, linking the nation's leading landfill design firm with the premier integrated landfill contractor, thus strengthening our core business." "By aligning ourselves with EMCON," added Shipps, "we will be able to improve our products and services by integrating EMCON's strong and diverse engineering talents with OWT's installation, operations and maintenance capabilities."

         EMCON is a nationally recognized consulting firm providing services in environmental engineering, waste management, air and water quality management, occupational health and safety, and construction. Established in 197l, EMCON offers its environmental services from over 40 offices nationwide to private and public sector clients in the United States and abroad.



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